

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 21, 2016

Via E-mail
Tamara S. Allen
Chief Financial Officer
Sierra Monitor Corporation
1991 Tarob Court
Milpitas, California 95035

    Re: Sierra Monitor Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed March 30, 2016
              File No. 000-07441

Dear Ms. Allen:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Kevin J. Kuhar

                    Kevin J. Kuhar
                    Accounting Branch Chief
                    Office of Electronics and Machinery